SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of April, 2003

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


Enclosures:


24 April 2003

PRUDENTIAL PLC ANNOUNCEMENT

Schedule 11 - Notification of Interests of Directors and Connected Persons

Holders in Prudential plc

No of Reports in announcement:

 1. Name of director:

    Jonathan W Bloomer, Philip Broadley, Mark Tucker, Michael McLintock, G Mark Wood, Clark Manning

 2. Please state whether notification indicates that it is in respect of holding of the director named in 1 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

    Directors named above


 3. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

    BWCI Trust Company Limited


 4. Please state whether notification relates to a person(s) connected with the director named in 1 above and identify the connected person(s):

    N/A


 5. Please state the nature of the transaction. For PEP transactions please indicate whether general/single/Company on PEP and if discretionary/ non-discretionary:

    See additional information


 6. Number of shares/amount of stock acquired:

    See additional information


 7. Percentage of issued class:

    See additional information


 8. Number of shares/amount of stock disposed:

    N/A


 9. Percentage of issued class:

    N/A


10. Class of security:

    Prudential plc shares of 5p each


11. Price per share:

    GBP5.703


12. Date of transaction:

    24 April 2003


13. Date company informed:

    24 April 2003


14. Total holding following this transaction:

    See additional information


15. Total percentage holding of issued class following this notification:

    See additional information



    If a director has been granted options by the company, please complete the following fields:

16. Date of grant:

    N/A


17. Period during which or date on which exercisable:

    N/A


18. Total amount paid (if any) for grant of the option:

    N/A

19. Description of shares or debentures involved: class, number:

    N/A


20. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

    N/A


21. Total number of shares or debentures over which options held following this notification:


    N/A


Additional information:

Acquisition of an interest in a maximum number of shares capable of vesting in the beneficial ownership of the above named directors on 2 April 2006 by virtue of a conditional award under the rules of the Prudential Restricted Share Plan.

(a) Director (b) No of Shares Acquired (c) Percentage holding of Class

(a) Jonathan Bloomer (b) 266,527 shares (c) Less than 0.014%

(Total Holding: 945,431 shares, Percentage of Class: Less than 0.048%)

(a) Philip Broadley (b)127,653 shares (c) Less than 0.007%

(Total Holding: 281,912 shares, Percentage of Class: Less than 0.015%)

(a) Mark E Tucker (b) 131,861 shares (c) Less than 0.007%

(Total Holding: 556,211 shares, Percentage of Class: Less than 0.028%)

(a) Michael McLintock (b) 43,486 shares (c) Less than 0.003%

(Total Holding: 140,508 shares, Percentage of Class: Less than 0.007%)

(a) G Mark Wood (b) 131,861 shares (c) 0.007%

(Total Holding: 352,159 shares, Percentage of Class: Less than 0.018%)

(a) Clark Manning (b) 141,874 shares (c) Less than 0.008%

(Total Holding: 271,460 shares, Percentage of Class: 0.014%)



-ENDS-

Contact name for Enquiries

Penny Follows

020 7548 3821

Company official responsible for making notification

John Price, Deputy Group Secretary

020 7548 3805


                                    SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 24 April 2003

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  John Price

                                              John Price
                                              Deputy Group Secretary